Exhibit 99.1

Sinovac Special Committee Engages Financial and Legal Advisors

BEIJING, April 14, 2016 -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced that the independent special committee of the Company’s Board of Directors, formed to consider “going private” proposals received by the Company, has appointed yesterday Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor to assist it in this process. The special committee has also appointed Weil, Gotshal & Manges as its U.S. legal counsel, and Leslie-Ann Brissett Legal Services as its Antigua counsel. Latham & Watkins is serving as U.S. legal counsel, and Delaney Law is serving as Antigua legal counsel, to the Company.

As disclosed previously, the Company’s Board of Directors formed the special committee following the receipt of a non-binding “going private” proposal, dated January 30, 2016, from Mr. Weidong Yin, chairman, president and chief executive officer of the Company, and SAIF Partners IV L.P. and/or its affiliates. Subsequently, the special committee received a non-binding competing “going private” proposal, dated February 3, 2016, from a consortium comprised of PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., Shandong Sinobioway Biomedicine Co., Ltd., CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., Beijing Sinobioway Group Co., Ltd., Heng Feng Investments (International) Limited and Fuerde Global Investment Limited. The special committee will carefully consider and evaluate both proposals with the assistance of the special committee’s financial and legal advisors.

The Company’s directors caution the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made with respect to the Company’s response to either proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that either proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 entered the commercialization production phrase and will be launched into the market by the end of first half of 2016. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com